May 7, 2014


Ms. Karina Dorin
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
                                                                  Via EDGAR

      Re:   Synergy Resources Corporation
            Form 10-K for the Fiscal Year Ended August 31, 2013
            Filed November 14, 2013
            Form 10-Q for the Fiscal Quarter Ended February 28, 2014 Filed April 7, 2014
            File No. 001-35245

Dear Ms. Dorin:

     On April 9, 2014 Synergy Resources Corporation (the "Company") received comments pertaining to the above referenced Forms 10-K and 10-Q from the staff (the "Staff") at the Division of Corporate Finance of the Securities and Exchange Commission. We respectfully set forth below the Company's responses to the Staff's comments.

     This letter is submitted to respond on a point-by-point basis to the Staff's comments. Each of the Staffs comments is set forth below (with page references unchanged) and is followed by the Company's response. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

     We intend to file an amended Form 10-K for the year ended August 31, 2013, to incorporate the revisions noted in this letter.

              COMMISSION COMMENTS FOLLOWED BY COMPANY RESPONSES

Form 10-K for the Fiscal Year Ended August 31, 2013
Oil and Gas Properties. page 7

1. Please disclose the information required by Item 1203 of Regulation S-K as it relates to your proved undeveloped reserves.

     Response:

     We will expand our disclosure related to proved undeveloped reserves by including the following information in the amended filing.

      Proved Undeveloped Reserves
                                             Net Reserves, Boe
                                             At August 31, 2013
                                           -----------------------

      Beginning of year                         4,939,735
      Converted to proved developed              (185,246)
      Additions from capital program              481,463
      Acquisitions (sales)                        674,531
      Revisions (pricing and engineering)      (1,051,976)
                                               -----------
      End of year                               4,858,507

     At August 31, 2013, our proved undeveloped reserves were 4,858,507 Boe. None of the proved undeveloped reserves have been in this category for more than 5 years and all are scheduled to be drilled within five years of their initial discovery. During 2013, 185,246 Boe or 4% of our proved undeveloped reserves (6 wells) were converted into proved developed reserves requiring $3.6 million of drilling and completion capital expenditures. Executing our 2013 capital program resulted in the addition of 481,463 Boe in proved undeveloped reserves (5 wells).

     The transition from vertical drilling to horizontal drilling resulted in a conversion rate of less than 20% of proved undeveloped reserves to proved developed reserves for the year. In addition, the negative revision of 1,051,976 Boe is primarily the result from eliminating previously planned vertical proved undeveloped locations while planning for horizontal development.

     In 2014, our drilling plans are expected to convert over 20% of our proved undeveloped reserves into proved developed reserves. Cash proceeds of $78.3 million received from the sale of equity in June 2013 are being used to accelerate our drilling program in 2014.

Quantitative and Qualitative Disclosures about Market Risks, page 39

2. We note your disclosure about the market risks associated with your variable interest rate debt and commodity derivative agreements. Please expand your disclosure to include the required quantitative information about market risk outlined in Item 305(a)(1) of Regulation S-K. Please also include (i) a discussion of any limitations that cause such information to not fully reflect your net market risk exposure to comply with Item 305(a)(2), (ii) market risk information for the preceding fiscal year and a discussion of material changes to comply with Item 305(a)(3), and (iii) an explanation about how your various exposures are managed, including your objectives and strategies, such as the targeted percentage of annual production and time horizon, to comply with Item 305(b).

     Response:

     We will expand our disclosure related to market risks by including the following information in the amended filing.

ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     Commodity Price Risk - Our primary market risk exposure results from volatility in the prices we receive for our oil and natural gas production. Realized commodity pricing for our production is primarily driven by the prevailing worldwide price for oil and spot prices applicable to natural gas. The volatility of oil prices affects our results to a greater degree than the volatility of gas prices, as approximately 78% of 2013 revenues were from the sale of oil. Although pricing for oil and natural gas production has been less volatile in recent years, we expect volatility to increase in the future. During the last three years, the average realized prices per barrel of oil have ranged from $88 to $83. Similarly, the average realized prices per mcf have ranged from $5 to $4. However, a longer term view reveals that since 2008 the price of oil has ranged from $145 per bbl to $33 per bbl and the price of gas has ranged from $13 per mcf to $2 per mcf.

     We attempt to mitigate fluctuations in short term cash flow resulting from changes in commodity prices by entering into derivative positions on a portion of our expected oil and gas production. We use derivative contracts to cover no less than 40% and no more than 80% of expected hydrocarbon production, generally over a period of two years. We do not enter into derivative contracts for speculative or trading purposes. As of August 31, 2013, we had open crude oil derivatives in a liability position with a fair value of $2.6 million. A hypothetical shift of 10% in crude oil prices would change the fair value of our position by $2.9 million. As of August 31, 2013, we had no open natural gas positions.

     There was no material change in the underlying commodity price risk from 2012 to 2013. However, as the use of derivative contracts commenced during 2013, there was no similar derivative risk during 2012.

     Interest Rate Risk - At August 31, 2013, we had debt outstanding under our bank credit facility totaling $37.0 million. Interest on our bank credit facility accrues at a variable rate, based upon either the Prime Rate or the London InterBank Offered Rate (LIBOR). At August 31, 2013, we were incurring interest at a rate of 2.7%, based upon LIBOR plus a margin of 2.5%. We are exposed to interest rate risk on the bank credit facility if the variable reference rates increase. A decrease in the variable interest rates would not have a significant impact on us, as the bank credit facility has a minimum interest rate of 2.5%. If interest rates increase, our monthly interest payments would increase and our available cash flow would decrease. We estimate that if market interest rates increase by 1% to an annual percentage rate of 3.7%, our interest payments would increase by approximately $0.4 million.

     Under current market conditions, we do not anticipate significant changes in prevailing interest rates for the next year and we have not undertaken any activities to mitigate potential interest rate risk. There was no material change in interest rate risk from 2012 to 2013.

     Counterparty Risk - As described in the discussion about Commodity Price Risk, we enter into commodity derivative agreements to mitigate short term price volatility. These derivative financial instruments present certain counterparty risks. We are exposed to potential loss if a counterparty fails to perform according to the terms of the agreement. The failure of any of the counterparties to fulfill their obligations to us could adversely affect our results of operations and cash flows. We do not require collateral or other security to be furnished by counterparties. We seek to manage the counterparty risk associated with these contracts by limiting transactions to well capitalized, well established and well known counterparties that have been approved by our senior officers. There can be no assurance, however, that our practice effectively mitigates counterparty risk. As our use of commodity derivative contracts commenced during 2013, there was no similar risk during 2012.

Exhibits, page 50

3. Please incorporate or file as an exhibit your amended and restated credit agreement dated as of November 28, 2012 and the employment agreements for Ed Holloway and William E. Scaff. We note you disclose in footnote 3 to your exhibit index that you incorporate Exhibits 10.1 and 10.2 by reference to your Form 8-K dated August 6, 2013. We are unable to locate such Form 8-K, but note that you filed employment agreements for Ed Holloway and William E. Scaff on your Form 8-K dated June 6, 2013 and filed June 7, 2013. Please advise or revise.

     Response:

     In the amended 10-K, footnote 3 will be amended to reads as follows:

          3. Incorporated by reference to the same exhibit filed with the Company's report on Form 8-K filed on June 7, 2013.


      In the amended 10-K we will:

          o    add a new Exhibit 23 which will be titled:

               Amended and Restated Credit Agreement dated November 28, 2012;

          o    add a new footnote 16 which will read as follows:

               16. Incorporated by reference to Exhibit 10.21 filed with the Company's report on Form 8-K filed on December 3, 2012.

4. We note you incorporate by reference the Amendment to Drilling Contract with Ensign United States Drilling, Inc. as exhibit 10.19. Please file the underlying drilling contract entered into on April 19, 2013.

     Response:

     The underlying drilling contract entered into on April 19, 2013 with Ensign United States Drilling, Inc. will be filed as Exhibit 24 to the amended filing.

Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

5. We note your policy disclosure concerning the ceiling test required under the full cost methodology inaccurately describes one component of the cost center ceiling as "the lower of cost or estimated fair value of unevaluated properties being amortized." Please revise your accounting and disclosure as necessary to conform with Rule 4-10(c)(4)(i)(C) of Regulation S-X, pertaining to a similar component related to unproven properties although not limited to unevaluated properties.

     Response:

     In the amended filing, we will revise our policy disclosure to clarify that the component of our calculation for the limitation of capitalized costs which is the subject of this comment relates to "the lower of cost or estimated fair value of unproven properties being amortized."

Note 16 -- Unaudited Oil and Gas Reserves Information, page F-29

6.   Please  disclose  explanations  for  the  significant  changes  in  reserve
     quantities   reported   in  your   tabulation   as  required  by  FASB  ASC
     932-235-50-5.

     Response:

     In our amended filing, we will expand our disclosure to provide explanations for the significant changes in reserve quantities by inserting a "Boe" column into the table and adding explanatory language following the table:

                                        Oil (Bbl)       Gas (McF)        Boe

 Balance, August 31, 2010                676,685        4,481,051     1,423,527
   Revision of previous estimates        323,704          611,516       425,623
   Purchase of reserves in place         967,302        8,466,714     2,378,421
   Extensions, discoveries, and
       other additions                   191,931        1,152,708       384,049
   Sale of reserves in place                  --               --            --
   Production                            (89,917)        (450,831)     (165,056)
                                   -------------    -------------   ------------
 Balance, August 31, 2011              2,069,705       14,261,158     4,446,565
   Revision of previous estimates        429,783        3,298,906       979,601
   Purchase of reserves in place          33,328          706,842       151,135
   Extensions, discoveries, and
       other additions                 2,788,686       16,288,125     5,503,374
   Sale of reserves in place                  --               --            --
   Production                           (235,691)      (1,109,057)     (420,534)
                                   -------------     ------------   ------------
Balance, August 31, 2012               5,085,811       33,445,974    10,660,140
   Revision of previous estimates       (194,236)      (2,923,919)     (681,556)
   Purchase of reserves in place       1,000,664        7,360,752     2,227,456
   Extensions, discoveries, and
       other additions                 1,576,301        4,914,627     2,395,406
   Sale of reserves in place                  --               --            --
   Production                           (421,265)      (2,107,603)     (772,532)
                                    ------------     ------------   -----------
 Balance, August 31, 2013              7,047,275       40,689,831    13,828,914
                                    ============     ============   ===========

 Proved developed and undeveloped reserves:
   Developed at August 31, 2011          783,821        5,578,067     1,713,499
   Undeveloped at August 31, 2011      1,285,884        8,683,091     2,733,066
                                    ------------     ------------   ------------
      Balance, August 31, 2011         2,069,705       14,261,158     4,446,565
                                    ============     ============   ============

   Developed at August 31, 2012        2,823,604       17,380,806     5,720,405
   Undeveloped at August 31, 2012      2,262,207       16,065,168     4,939,735
                                    ------------    -------------   ------------
      Balance, August 31, 2012         5,085,811       33,445,974    10,660,140
                                    ============    =============   ============

   Developed at August 31, 2013        4,659,405       25,866,008     8,970,406
   Undeveloped at August 31, 2013      2,387,870       14,823,823     4,858,507
                                     -----------    -------------   ------------

      Balance, August 31, 2013         7,047,275       40,689,831    13,828,913
                                    ============    =============    ===========

Notable changes in proved reserves for the year ended August 31, 2013 included:

     o Purchases of reserves in place. In 2013, purchases of minerals in place of 2.2 million Boe were attributable to the acquisition of 36 producing oil and gas wells and undeveloped acreage from Orr Energy, LLC. Please see the Acquisitions footnote for further information.

     o Revision of previous estimates. In 2013, revisions to previous estimates decreased proved developed and undeveloped reserves by a net amount of 681,556 Boe as the Company's drilling schedule was adjusted to reflect the elimination of previously planned vertical drilling locations as the development focus shifted from vertical to horizontal drilling.

     o Extensions and discoveries. In 2013, total extensions and discoveries of 2.4 million Boe were primarily attributable to successful drilling in the Wattenberg Field. The new producing wells in this area and their adjacent proved undeveloped locations added during the year increased the Company's proved reserves.

Notable changes in proved reserves for the year ended August 31, 2012 included:

     o Purchases of reserves in place. In 2012, purchases of minerals in place of 151,135 Boe were attributable to the acquisition of additional working interests in existing wells that the Company already operates.

     o Revision of previous estimates. In 2012, revisions to previous estimates increased proved developed and undeveloped reserves by a net amount of 979,601 Boe. Included in these revisions were 451,000 Boe of upward adjustments caused by higher crude oil and natural gas prices, and 528,601 Boe of net upward adjustments attributable to reservoir analysis and well performance.

     o Extensions and discoveries. In 2012, total extensions and discoveries of 5.5 million Boe were primarily attributable to successful drilling in the Wattenberg Field. The new producing wells in this area and their adjacent proved undeveloped locations added during the year increased the Company's proved reserves.

Notable changes in proved reserves for the year ended August 31, 2011 included:

     o Purchases of reserves in place. In 2011, purchases of minerals in place of 2.4 million Boe were attributable to the acquisition of 88 producing oil and gas wells and undeveloped acreage from Petroleum Exploration and Management, LLC.

     o Revision of previous estimates. In 2011, revisions to previous estimates increased proved developed and undeveloped reserves by a net amount of 425,623 Boe. The significant increase in previous estimates is due to the more extensive production data on wells on which had limited data in the previous reserve report. The wells drilled in the previous year had limited production history for the wells coming online towards the end of the year. As such, the estimated reserves were based on this limited production history. With a full year of production history available in the current year, the reserve amounts were updated to reflect the more accurate production information.

     o Extensions and discoveries. In 2011, total extensions and discoveries of 384,049 Boe were primarily attributable to successful drilling in the Wattenberg Field. The new producing wells in this area and their related proved undeveloped locations added during the year increased the Company's proved reserves.

Form 10-Q for the Fiscal Quarter ended February 28, 2014


 Financial Statements

 Note 3 -- Acquisitions, page 13

7. We note that you filed a Form 8-K on November 18, 2013 to announce your acquisition of the "Trilogy Assets," and had indicated financial statements were required and would be filed in an amendment to the report. Please tell us why you have not filed this financial information and if you no longer believe separate financial statements of the Trilogy Assets are required, please submit your analysis of significance, including the underlying computations.

     Response:

     Upon completion of our analysis of the Trilogy assets, we determined that the acquisition did not meet the 20% threshold of significance that required the filing of additional financial information. Our computation follows:

          Calculation of Significance     Synergy       Trilogy
                                         8/31/2013    12/31/2012
                                       (in thousands)(in thousands) Percent

               Asset test              $   291,236   $   7,570       3%
               Income test             $    16,451   $     908       6%
               Investment test         $   291,236   $  18,904 (1)   6%

(1)  Represents total consideration given for Trilogy

     In connection with responding to the Staff's comments, the Company acknowledges that::

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Any questions regarding the above responses should be directed to either William T. Hart at (303) 839-0061 or Frank L. Jennings at (970) 737-1073. Thank you for your attention to this filing.


Very truly yours,

/s/ Frank L. Jennings

Frank L. Jennings
Chief Financial Officer